SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by:  Public Service Company of Colorado

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1. Type of the security or securities: unsecured promissory notes issued pursuant to a credit agreement
2.  Issue, renewal or guaranty:  renewal
3.  Principal amount of each security:  up to $300 million at any time outstanding
4. Rate of interest per annum of each security: The interest rate for a base rate loan is the greater of (a) the rate of interest publicly announced from time to time by Bank of America in San Francisco, California as its "reference rate" and (b) 1/2 of 1% plus the latest Federal Funds Rate.
    The interest rate for fixed rate loans shall mean, a rate per annum determined by the Agent bank to be equal to (a) in the case of a CD Loan, the sum of (i) the Fixed Base Rate for such Loan for the Interest Period for such Loan divided by 1 minus the Reserve Requirement for such Loan for such Interest Period plus (ii) the Assessment Rate for such Interest Period and (b) in the case of a Eurodollar Loan, the Fixed Base Rate for such Loan for the Interest Period for such Loan.
5.  Date of issue, renewal or guaranty of each security:  June 25, 1999
6.  If renewal of security, give date of original issue:  April 30, 1997
7.  Date of maturity of each security: less than 364 days
8.  Name of the person to whom each security was issued, renewed or guaranteed:
    Bank of America National Trust and Savings Association; U.S. Bank National Association; The First National Bank of Chicago; Citicorp USA, Inc.; Bayerische Landesbank Girozentrale; First Union National Bank; Morgan Guaranty Trust Company of New York; Banca Di Roma and CIBC, Inc.
9.  Collateral given with each security, if any: none
10. Consideration received for each security: up to $300 million
11. Application of proceeds of each security: Proceeds of the Loans shall be used solely for proper corporate purposes (including the payment of interest on the Loans prior to the Termination Date).
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
    Section 6(a) because of:
    a) the provisions contained in the first sentence of Section 6(b):
       Not applicable
    b) the provisions contained in the fourth sentence of Section 6(b):
       Not applicable
    c) the provisions contained in any rule of the commission other than
       Rule U-48:    X
13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
    Section 6(b)).
       Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
       Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed.
       Rule 52

                                     Public Service Company of Colorado


                                     By:  /s/ Nancy E Felker
                                              Nancy E. Felker
                                              Assistant Treasurer

Date: July 6, 1999